

December 12, 2014

Via E-mail
Tom Bollich
Chief Executive Officer
Surna Inc.
1780 55th Street, Suite C
Boulder, CO 80301

> **Re:** **Surna Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 19, 2014**
> **Form 8-K**
> **Filed March 25, 2014**
> **File No. 000-54286**

Dear Mr. Bollich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide detailed legal analyses of whether you were a shell company, as defined by Exchange Act Rule 12b-2, immediately prior to your acquisition of Safari Resource Group, Inc. or your acquisition of Hydro Innovations, LLC. If you were a shell company immediately prior to either acquisition, you were required to provide in a current report filed within four business days after either acquisition the information for the acquired company that it would have been required to file in order to register a class of securities under Section 12 of the Exchange Act using Form 10, including historical financial statements and pro forma financial information giving effect to the acquisition. Refer to Section II.D.3 of SEC Release No. 33-8587 and Items 2.01(f), 5.01(a)(8) and 9.01 of

Form 8-K. For additional guidance, please consider CF Disclosure Guidance: Topic No. 1 on Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors, page 11

2.   In future filings, please consider discussing any risks to the company resulting from its involvement in marijuana-related business activities, including possible law enforcement consequences under federal and state laws.

Signatures, page 54

3.   In future filings, please conform the text of this section to that set forth in Form 10-K. In this regard, please remove the "reasonable grounds" language and note that Form 10-K must be signed pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. See Signatures to Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 4

4.   In future filings, please revise your statements that you produce and sell equipment for the legal marijuana industry. Marijuana use and possession is illegal on a national level in the United States and permissible only under certain states with no guarantee that the federal government will not enforce its laws. Given the uncertain legal nature of the marijuana industry, revise your statements accordingly. We will not object if you describe your industry as permissible under certain state laws rather than stating that it is legal.

Form 8-K Filed March 25, 2014

5.   Please provide a detailed legal analysis of your belief that the spin-off of Trebor Resource Management Group, Inc. was not required to be registered under the Securities Act. In your response, please ensure you analyze each condition discussed in Section 4 of Staff Legal Bulletin No. 4. Specifically address whether the spin-off resulted in the creation of a public market in the shares of a company that has minimal operations or assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Laura E. Anthony, Esq.
        Legal & Compliance, LLC